Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of earnings (deficit) to fixed charges for the periods indicated. We have calculated the ratio of earnings (deficit) to fixed charges by dividing the sum of income from continuing operations plus fixed charges by fixed charges. Fixed charges consist of interest expense and capitalized interest. We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we have no preferred stock outstanding as of the date herein. You should read these ratios in connection with our consolidated financial statements incorporated by reference herein. The financial measures used in this table may not be comparable to similarly titled financial measures used in our various agreements, including our secured revolving credit facility and the indentures governing our existing notes.

	Year Ended December 31,					Nine Months Ended September 30,
	2015	2014	2013	2012	2011	2016	2015
Earnings
(Loss) income from continuing operations before income taxes	$(1,480,885)	$400,744	$251,328	$98,199	$108,332	$(743,094)	$(613,353)
Interest expense including capitalized interest	64,801	33,673	24,559	7,458	1,400	53,813	46,947

Income before fixed charges	$(1,416,084)	$434,417	$275,887	$105,657	$109,732	$(689,281)	$(566,406)

Fixed Charges
Interest expense	64,801	33,673	24,559	7,458	1,400	53,813	46,947

Total fixed charges	64,801	33,673	24,559	7,458	1,400	53,813	46,947

Earnings/fixed charge coverage ratio	N/A (1)	12.9	11.2	14.2	78.4	N/A (1)	N/A (1)

(1)	Earnings for the year ended December 31, 2015 and the nine months ended September 30, 2015 and 2016 were insufficient to cover fixed charges by $1.5 billion, $660.3 million and $796.9 million, respectively.